UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
LASERSCOPE
(Name of Subject Company (Issuer))
Kermit Merger Corp.
an indirect subsidiary of
American Medical Systems Holdings, Inc.
(Names of Filing Persons (Purchasers))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
518081104
(CUSIP Number of Class of Securities)
Carmen L. Diersen
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
(952) 930-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With Copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☑ third party tender offer subject to Rule 14d-l

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Items 1 through 9 and Item 11.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
Press Release

     American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), and Kermit Merger Corp., a California corporation and an indirect subsidiary of AMS (“Purchaser”), hereby amend and supplement their Tender Offer Statement on Schedule TO, as originally filed on June 14, 2006 and as previously amended (the “Schedule TO”), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Laserscope, a California corporation (“Laserscope”), no par value (the “Shares”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal, copies of which have previously been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (and which, each as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Items 1 through 9 and Item 11.
     Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:
     “The offering period of the Offer expired at 12:00 midnight, Central time, on Wednesday July 19, 2006, as scheduled. Depositary has advised AMS and Purchaser that an aggregate of approximately 21,157,077 Shares were validly tendered and not withdrawn in the Offer (including 1,353,240 Shares tendered pursuant to notices of guaranteed delivery) representing approximately 92.97% of the total number of Fully Diluted Shares. AMS and Purchaser have accepted for payment all tendered Shares. Payment for these Shares will be made promptly. AMS has closed its senior secured credit facility with CIT Healthcare LLC, which will be used to fund a portion of the Share purchase.
     On July 20, 2006, AMS issued a press release announcing the final results of the Offer, and that it closed on the senior secured credit facility with CIT Healthcare, LLC. The full text of the press release is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:
(a)(1)(L) Press release issued by American Medical Systems Holdings, Inc., dated July 20, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERMIT MERGER CORP.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Executive Vice President and Chief Financial Officer

Dated: July 20, 2006

EXHIBIT INDEX

Exhibit
Number		Description
(a)(1)(A)		Offer to Purchase, dated June 14, 2006.
(a)(1)(B)		Form of Letter of Transmittal.
(a)(1)(C)		Form of Notice of Guaranteed Delivery.
(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)		Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)		Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)		Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(a)(1)(H)		Press release issued by American Medical Systems Holdings, Inc., dated June 28, 2006 (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(a)(1)(I)		Press release issued by American Medical Systems Holdings, Inc., dated July 5, 2006.
(a)(1)(J)		Press release issued by American Medical Systems Holdings, Inc., dated July 11, 2006. (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on July 11, 2006).
(a)(1)(K)		Press release issued by American Medical Systems Holdings, Inc., dated July 19, 2006.
(a)(1)(L)	*	Press release issued by American Medical Systems Holdings, Inc., dated July 20, 2006.
(b)(1)		Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)		Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.
(b)(3)		Indenture for Convertible Notes (incorporated by reference to Exhibit 4.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(b)(4)		Form of Convertible Notes (incorporated by reference to Exhibit 4.2 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(d)(1)		Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(1)(A)		Amendment, dated July 10, 2006, to Agreement and Plan of Merger, dated June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp (incorporated by reference to Exhibit 2.1 to AMS’ current report filed on Form 8-K filed with the SEC on July 11, 2006).
(d)(2)		Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)		Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)		Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(d)(4)(ii)		Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)		None.

·	Filed herewith. All other exhibits previously filed.